Mail Stop 3561

June 15, 2009

Neil S. Wechsler
Co-Chairman and Chief Executive Officer
Optimal Group Inc.
3500 de Maisonneuve Blvd. West, Suite 800
Montreal, Quebec
Canada, H3Z 3C1

   Re: Optimal Group Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed April 24, 2009
     File No. 0-28572

Dear Mr. Wechsler:

  We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

       Sincerely,

       H. Christopher Owings
       Assistant Director

cc: Jason J. Comerford, Esq.